Canwest Media Inc.
31st Floor, Canwest Global Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

April 3, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Canwest Media Inc.
Form 20-F for the fiscal year ended August 31, 2007
Filed December 19, 2007
File No. 333-13878

Dear Mr. Mew:

We are in receipt of your comment letter dated March 19, 2008 in respect of the above referenced filing.  Our advisors are currently in the process of reviewing the comment provided and our response thereon.  In order that our response is as thoughtful and comprehensive as possible, we respectively request an extension of 3 business days for the filing of our response.  Accordingly, we expect to file our response no later than Tuesday April 8, 2008.

Thank you for your cooperation in this matter.

Yours truly,

/s/ John Maguire

John Maguire
Chief Financial Officer